CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0880 (t); 888-896-7763 (f)

June 28, 2022

via edgar
Securities and Exchange Commission
Division of Corporation Finance Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jan Woo, Legal Branch Chief

  Kyle Wiley, Staff Attorney

Re:	Acceleration Request for Luduson G Inc. Registration Statement on Form S-1 (File No. 333-260584)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Luduson G Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, on June 28, 2022, or as soon as practicable thereafter.

Call me at (310) 358-0880 with any questions.

Very truly yours,

/s/ Jenny Chen-Drake

Jenny Chen-Drake

June 28, 2022

VIA EDGAR

Re:	Luduson G Inc.
Registration Statement on Form S-1
File No. 333-260584

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jan Woo, Legal Branch Chief

  Kyle Wiley, Staff Attorney

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Luduson G Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on June 29, 2022, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

The undersigned acknowledges, on behalf of the Company, that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information with respect to this letter, please contact Jenny Chen-Drake (310-358-0880) of Chen-Drake Law.

[Signature page follows]

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Very truly yours,

LUDUSON G INC.

By:	/s/ Ka Leung Wong
Name: Ka Leung Wong
Title: Chief Executive Officer

[Signature Page to Company Acceleration Request]

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June 28, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Jan Woo, Legal Branch Chief

  Kyle Wiley, Staff Attorney

Re:	Luduson G Inc. Registration Statement on Form S-1
(File No. 333-2560584)

Acceleration Request Requested Date: June 28, 2022 Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we, as the principal underwriters, hereby join in the request of Luduson G Inc., a Delaware corporation (the “Registrant”), that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on June 28, 2022, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Chen-Drake Law, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that no copies of the Preliminary Prospectus of the Registrant, dated June 28, 2022, were distributed to prospective underwriters, dealers, institutional and other investors and others.

We, the undersigned, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

[Remainder of page intentionally left blank]

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Very truly yours,

Acting severally on behalf of themselves

STRATTNER ALTERNATIVE CREDIT FUND LP

By:	/s/ Timo Bernd Strattner
Name: Timo Bernd Strattner
Title: Chief Financial Officer

WILLIAMSBURG VENTURE HOLDINGS, LLC

By:	/s/ Ronald Glenn
Name: Ronald Glenn
Title: Managing Member

[Signature Page to Underwriters’ Acceleration Request Letter]

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